FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For May 16, 2012

Commission File Number: 000-22828

MILLICOM INTERNATIONAL
CELLULAR S.A.

15, rue Léon Laval

L-3372 Leudelange

Grand-Duchy of Luxembourg

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐	No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MILLICOM INTERNATIONAL CELLULAR S.A.
(Registrant)

	By:		/s/ Mikael Grahne
		Name:	Mikael Grahne
		Title:	President and Chief Executive Officer

	By:		/s/ Francois Xavier Roger
		Name:	Francois Xavier Roger
		Title:	Chief Financial Officer

Date: May 16, 2012

Item 1. FINANCIAL STATEMENTS

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) unaudited interim condensed consolidated financial statements as at March 31, 2012 and for the three month period ended.

Millicom is an international company providing communications, information, entertainment, solutions and financial services in emerging markets using various combinations of mobile and fixed telephony, cable and broadband businesses in 15 countries in Central America, South America and Africa.

The Company’s shares are traded on the Stockholm stock exchange (NASDAQ OMX), its primary listing, as Swedish Depositary Receipts under the symbol MIC SDB, and over the counter in the US under the symbol MIICF. The Company will continue to be subject to the reporting and disclosure requirements of the Exchange Act in the US until such time as the conditions regarding deregistration of its shares are met. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

Interim condensed consolidated income statements	Millicom International
for the three months ended March 31, 2012 and 2011	Cellular S.A.

	Notes	Three months ended March 31, 2012	Three months ended March 31, 2011 (As Restated)(i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000

Revenues	8	1,168,316	1,081,418
Cost of sales		(421,271)	(364,769)
Gross profit		747,045	716,649
Sales and marketing		(210,727)	(194,360)
General and administrative expenses		(224,150)	(193,582)
Other operating expenses		(21,710)	(20,165)
Other operating income		4,972	2,088
Operating profit	8	295,430	310,630
Interest expense		(46,536)	(49,059)
Interest income		3,621	4,422
Other non operating income (expenses), net	9	(52,354)	44,744
Profit before taxes from continuing operations		200,161	310,737
Charge for taxes	10	(91,319)	(81,982)
Profit for the period from continuing operations		108,842	228,755
Profit for the period from discontinued operations, net of tax	6	—	39,465
Net profit for the period		108,842	268,220

Attributable to:
Owners of the Company		94,606	259,460
Non-controlling interests		14,236	8,760

Earnings per common share for profit attributable to the owners of the Company

Basic (US$)	11	0.93	2.45

Diluted (US$)	11	0.93	2.45

(i)                                    Restatement — see note 3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of comprehensive income	Millicom International
for the three months ended March 31, 2012 and 2011	Cellular S.A.

	Three months ended March 31, 2012	Three months ended March 31, 2011 (As Restated)(i)
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000

Net profit for the period	108,842	268,220
Other comprehensive income
Exchange differences on translating foreign operations	10,324	29,187
Cash flow hedge reserve movement	(56)	645
Total comprehensive income for the period	119,110	298,052

Attributable to:
Owners of the Company	104,623	291,875
Non-controlling interests	14,487	6,177

(i)                                  Restatement — see note 3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of financial position	Millicom International
as at March 31, 2012 and December 31, 2011	Cellular S.A.

	Notes	March 31, 2012	December 31, 2011
		(Unaudited)
		US$ ‘000	US$ ‘000

ASSETS
NON-CURRENT ASSETS
Intangible assets, net	12	2,167,573	2,170,353
Property, plant and equipment, net	13	2,880,160	2,865,117
Investments in associates	14	80,422	62,984
Pledged deposits		52,624	49,371
Deferred taxation	10	336,408	316,966
Other non-current assets		33,524	37,359
TOTAL NON-CURRENT ASSETS		5,550,711	5,502,150

CURRENT ASSETS
Inventories		73,499	74,593
Trade receivables, net		292,802	276,944
Amounts due from non-controlling interests and joint venture partners		61,207	158,782
Prepayments and accrued income		161,745	119,362
Current income tax assets	10	40,152	23,645
Supplier advances for capital expenditure		37,487	32,324
Advances to non controlling interest		43,981	34,062
Other current assets		51,038	112,553
Cash and cash equivalents (i)		1,116,696	881,279
TOTAL CURRENT ASSETS		1,878,607	1,713,544
Assets held for sale	6	59,606	66,252
TOTAL ASSETS		7,488,924	7,281,946

(i)                                  Including $27 million of restricted cash at March 31, 2012 (December 31, 2011: $20 million)

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of financial position	Millicom International
as at March 31, 2012 and December 31, 2011	Cellular S.A.

	Notes	March 31, 2012	December 31, 2011
		(Unaudited)
		US$ ‘000	US$ ‘000

EQUITY AND LIABILITIES
EQUITY
Share capital and premium		661,423	662,527
Treasury shares		(352,907)	(378,359)
Put option reserve		(737,422)	(737,422)
Other reserves		(100,788)	(103,492)
Retained profits		2,806,095	1,886,615
Profit for the period/year attributable to equity holders		94,606	924,515
Equity attributable to owners of the parent		2,371,007	2,254,384
Non-controlling interests		203,720	191,170
TOTAL EQUITY		2,574,727	2,445,554

LIABILITIES
Non-current liabilities
Debt and other financing	16	1,911,168	1,816,852
Derivative financial instruments		9,622	8,016
Provisions and other non-current liabilities		127,761	113,613
Deferred taxation	10	195,108	199,066
Total non-current liabilities		2,243,659	2,137,547

Current liabilities
Debt and other financing	16	567,096	621,426
Put option liability	17	809,196	745,145
Payables and accruals for capital expenditure		305,965	333,551
Other trade payables		204,693	224,089
Amounts due to joint ventures partners		13,286	92,677
Accrued interest and other expenses		265,985	263,747
Current income tax liabilities	10	173,151	105,217
Provisions and other current liabilities		322,089	303,335
Total current liabilities		2,661,461	2,689,187
Liabilities directly associated with assets held for sale	6	9,077	9,658
TOTAL LIABILITIES		4,914,197	4,836,392
TOTAL EQUITY AND LIABILITIES		7,488,924	7,281,946

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of cash flows	Millicom International
for the three months ended March 31, 2012 and 2011	Cellular S.A.

	Notes	Three months ended March 31, 2012	Three months ended March 31, 2011 (As Restated)(i)
		(Unaudited)	(Unaudited)
		US$ ‘000	US$ ‘000
Cash flows from operating activities
Profit before taxes from continuing operations		200,161	310,737
Adjustments:
Interest expense		46,536	49,059
Interest income		(3,621)	(4,422)
Other non-operating (income) expenses, net		52,354	(44,744)
Adjustments for non-cash items:
Depreciation and amortization		196,011	177,731
Gain on disposal and impairment of assets		(521)	(903)
Share-based compensation	15	5,105	3,501
Other non-cash items		(1,150)	(46)

Increase in trade receivables, prepayments and other current assets		(38,733)	(72,287)
Decrease in inventories		2,477	7,533
Decrease in trade and other payables		(1,256)	(2,172)
Changes in working capital		(37,512)	(66,926)
Interest paid		(47,742)	(44,033)
Interest received		3,620	4,543
Taxes paid	10	(37,708)	(56,034)
Net cash provided by operating activities		375,533	328,463
Cash flows from investing activities:
Acquisition of subsidiaries, joint ventures and associates (net of cash acquired)		(13,192)	—
Purchase of intangible assets and license renewals		(20,685)	(5,077)
Purchase of property, plant and equipment	13	(181,846)	(137,693)
Proceeds from the sale of property, plant and equipment	13	70,128	5,519
Proceeds from the sale of intangibles		1,260	—
Cash provided (used) by other investing activities		20,559	(5,121)
Net cash used by investing activities		(123,776)	(142,372)
Cash flows from financing activities:
Proceeds from issuance of shares		—	1,105
Proceeds from issuance of debt and other financing		165,525	133,914
Repayment of debt and financing		(187,487)	(179,522)
Net cash used by financing activities		(21,962)	(44,503)
Cash provided from discontinued operations		—	53,102
Exchange gains on cash and cash equivalents		5,622	2,477
Net increase in cash and cash equivalents		235,417	197,167
Cash and cash equivalents at the beginning of the year		881,279	1,023,487
Cash and cash equivalents at the end of the period		1,116,696	1,220,654

(i)                                  Restatement — see note 3

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Interim condensed consolidated statements of changes in equity for the periods	Millicom International
ended March 31, 2012, December 31, 2011 and March 31, 2011	Cellular S.A.

	Number of shares	Number of shares held by the Group	Share capital	Share premium	Treasury shares	Retained profits (ii)	Put option reserve	Other reserves	Total	Non-controlling interests	Total equity
	‘000	‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000
Balance as at December 31, 2010(As Restated)(i)	109,053	(3,254)	163,578	517,981	(300,000)	2,754,631	(737,422)	(54,685)	2,344,083	45,550	2,389,633
Profit for the period	—	—	—	—	—	259,460	—	—	259,460	8,760	268,220
Cash flow hedge reserve movement	—	—	—	—	—	—	—	645	645	—	645
Currency translation differences	—	—	—	—	—	—	—	31,770	31,770	(2,583)	29,187
Total comprehensive income for the period	—	—	—	—	—	259,460	—	32,415	291,875	6,177	298,052
Shares issued via the exercise of stock options	35	—	53	1,067	—	—	—	(15)	1,105	—	1,105
Share based compensation	—	—	—	—	—	—	—	3,501	3,501	—	3,501
Issuance of shares under the LTIPs	46	—	70	2,955	—	—	—	(3,025)	—	—	—
Sale of Amnet Honduras to non-controlling interests	—	—	—	—	—	2,207	—	—	2,207	11,974	14,181
Disposal of Laos	—	—	—	—	—	—	—	—	—	(6,493)	(6,493)
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(3,290)	(3,290)
Balance as at March 31, 2011 (unaudited) (As Restated)(i)	109,134	(3,254)	163,701	522,003	(300,000)	3,016,298	(737,422)	(21,809)	2,642,771	53,918	2,696,689
Profit for the period	—	—	—	—	—	665,055	—	—	665,055	195,730	860,785
Cash flow hedge reserve movement	—	—	—	—	—	—	—	(3,660)	(3,660)	(247)	(3,907)
Currency translation differences	—	—	—	—	—	—	—	(71,576)	(71,576)	(4,309)	(75,885)
Total comprehensive income for the period	—	—	—	—	—	665,055	—	(75,236)	589,819	191,174	780,993
Transfer to legal reserve	—	—	—	—	—	(61)	—	61	—	—	—
Dividends	—	—	—	—	—	(493,909)	—	—	(493,909)	—	(493,909)
Purchase of treasury shares	—	(4,646)	—	—	(498,274)	—	—	—	(498,274)	—	(498,274)
Cancellation of treasury shares	(4,200)	4,200	(6,300)	(20,070)	401,415	(375,045)	—	—	—	—	—
Shares issued via the exercise of stock options	5	6	6	117	592	(435)	—	(66)	214	—	214
Share based compensation	—	—	—	—	—	—	—	13,763	13,763	—	13,763
Issuance of shares under the LTIPs	—	187	—	3,070	17,908	(773)	—	(20,205)	—	—	—
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(53,922)	(53,922)
Balance as at December 31, 2011	104,939	(3,507)	157,407	505,120	(378,359)	2,811,130	(737,422)	(103,492)	2,254,384	191,170	2,445,554
Profit for the period	—	—	—	—	—	94,606	—	—	94,606	14,236	108,842
Cash flow hedge reserve movement	—	—	—	—	—	—	—	159	159	(215)	(56)
Currency translation differences	—	—	—	—	—	—	—	9,858	9,858	466	10,324
Total comprehensive income for the period	—	—	—	—	—	94,606	—	10,017	104,623	14,487	119,110
Share based compensation		—	—	—	—	—	—	5,105	5,105	—	5,105
Issuance of shares under the LTIPs	—	237	—	(1,104)	25,452	(11,930)	—	(12,418)	—	—	—
Dividend to non-controlling shareholders	—	—	—	—	—	—	—	—	—	(1,937)	(1,937)
Change in scope of consolidation	—	—	—	—	—	6,895	—	—	6,895	—	6,895
Balance as at March 31, 2012 (unaudited)	104,939	(3,270)	157,407	504,016	(352,907)	2,900,701	(737,422)	(100,788)	2,371,007	203,720	2,574,727

(i)                                     Restatement — see note 3.

(ii)                                  Includes profit for the period attributable to equity holders of which at March 31, 2012, $73 million (December 31, 2011: $94 million) are undistributable to owners of the Company.

The accompanying notes are an integral part of these interim condensed consolidated financial statements.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

1.  ORGANIZATION

Millicom International Cellular S.A. (the “Company”), a Luxembourg Société Anonyme, and its subsidiaries, joint ventures and associates (the “Group” or “Millicom”) is a international company providing communications, information, entertainment, solutions and financial services in emerging markets, using various combinations of mobile and fixed telephony, cable and broadband businesses in 15 countries in Central America, South America and Africa. The Group was formed in December 1990 when Investment AB Kinnevik (“Kinnevik”), formerly named Industriförvaltnings AB Kinnevik, a company established in Sweden, and Millicom Incorporated (“Millicom Inc.”), a corporation established in the United States of America, contributed their respective interests in international mobile telephony joint ventures to form the Group.

Millicom operates its mobile businesses in El Salvador, Guatemala and Honduras in Central America; in Bolivia, Colombia and Paraguay in South America; in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa. In addition Millicom operates cable businesses in El Salvador, Guatemala, Honduras, Costa Rica and Nicaragua in Central America. Millicom’s operation in Laos was sold in March 2011 (see notes 5, 6).

The Company’s shares are traded on the Stockholm stock exchange under the symbol MIC SDB and over the counter in the US under the symbol MIICF. The Company will continue to be subject to the reporting and disclosure requirements of the Exchange Act in the US until such time as the conditions regarding deregistration of its shares are met. The Company has its registered office at 15, Rue Léon Laval, L-3372, Leudelange, Grand Duchy of Luxembourg and is registered with the Luxembourg Register of Commerce under the number RCS B 40 630.

2.  SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES

The interim condensed consolidated financial statements of the Group are unaudited. They are presented in US dollars and have been prepared in accordance with International Accounting Standard (IAS) 34 ‘Interim Financial Reporting’, as published by the International Accounting Standards Board (“IASB”). In the opinion of management, the interim condensed consolidated financial statements reflect all adjustments that are necessary for a proper presentation of the results for interim periods. Millicom’s operations are not affected by significant seasonal or cyclical patterns apart from a slight increase in revenues over the festive season in December. The interim condensed consolidated financial statements should be read in conjunction with the annual report for the year ended December 31, 2011 on Form 20-F filed with the U.S. Securities and Exchange Commission.

The preparation of financial statements in accordance with International Financial Reporting Standards (“IFRS”) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the accounts and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The interim condensed consolidated financial statements are prepared in accordance with consolidation and accounting policies consistent with Millicom’s consolidated financial statements as at December 31, 2011, as disclosed in Note 2 of those financial statements.

There are no IFRSs or IFRIC interpretations that are effective for the first time for the financial year beginning January 1, 2012 that have a material impact on the Group.

The following standards, amendments and interpretations issued are not effective for the financial year beginning January 1, 2012 and have not been early adopted.

•                  Amendment to IAS 1, ‘Financial Statement Presentation’ regarding other comprehensive income, requires entities to group items presented in Other Comprehensive Income (OCI) on the basis of whether they are potentially reclassifiable to profit or loss subsequently (reclassification adjustments). The amendment, which is effective for annual periods commencing on or after July 1, 2012, is not expected to have a material impact on the presentation of OCI of the Group.

•                  Amendment to IFRS 7 ‘Financial Instruments: Disclosures’, on offsetting financial assets and financial liabilities enhances disclosures. The amendment, which is effective for annual periods commencing on or after January 1, 2013 is not expected to have a material impact on the Group’s disclosures.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

2. SUMMARY OF CONSOLIDATION AND ACCOUNTING POLICIES (Continued)

•                  IFRS 9, ‘Financial Instruments’, addresses the classification, measurement and recognition of financial assets and financial liabilities. IFRS 9 replaces the parts of IAS 39 that relate to classification and measurement of financial instruments. IFRS 9 requires financial assets to be classified into two measurement categories: those measured at fair value, and those measured at amortized cost. The determination is made at initial recognition. The classification depends on the entity’s business model for managing its financial instruments and the contractual cash flow characteristics of the instrument. For financial liabilities, the standard retains most of the IAS 39 requirements. The main change is that, in cases where the fair value option is taken for financial liabilities, the part of a fair value change due to an entity’s own credit risk is recorded in other comprehensive income rather than the income statement, unless this creates an accounting mismatch.  The Group is yet to assess IFRS 9’s full impact and intends to adopt IFRS 9 no later than the period beginning on or after January 1, 2015.

•                  In May 2011, the IASB has issued a group of five new and/or amended standards that address the scope of the reporting entity including IFRS 10, ‘Consolidated financial statements’ (which replaces all of the guidance on control and consolidation in IAS 27, ‘Consolidated and separate financial statements’, and SIC-12, ‘Consolidation - special purpose entities’), IFRS 11 ‘Joint Arrangements’; IFRS 12, ‘Disclosure of interests in other entities’; and consequential amendments to IAS 28, ‘Investments in associates’.  IAS 27 has also be renamed ‘Separate financial statements’; it continues to be a standard dealing solely with separate financial statements. The existing guidance for separate financial statements is unchanged. Management is currently evaluating the impact of those standards on the Group consolidated financial statements and intends to adopt this group of standards no later than the accounting period beginning on or after January 1, 2013.

•                  IFRS 13. ‘Fair Value Measurement’ aims to improve consistency and reduce complexity by providing a precise definition of fair value and a single source of fair value measurement and disclosure requirements for use across IFRS’s. The Group is yet to assess IFRS 13’s full impact and expects to adopt IFRS 13 for the accounting period beginning on or after January 1, 2013.

•                  Amendment to IAS 32, ‘Financial Instruments: Presentation’, which updates the application guidance in IAS 32, ‘Financial instruments: Presentation’, to clarify certain requirements for offsetting financial assets and financial liabilities on the balance sheet. The Group is yet to assess the amendments full impact and intends to adopt the amendment no later than the accounting period beginning on or after January 1, 2014.

3.  RESTATEMENT OF COMPARATIVE FINANCIAL INFORMATION

As previously reported in the Company’s press release furnished on Form 6-K filed with the United States Securities and Exchange Commission (“SEC”) on January 26, 2012, the Board of Directors of the Company, based on the recommendation of the Audit Committee and in consultation with management, concluded that, because of a misstatement in the Group’s previously issued consolidated financial statements for the year ended December 31, 2010, and for the quarters ending on September 30, 2010 to September 30, 2011, the Group should restate its consolidated financial statements for the periods then ended.

The restated financial statements for the fiscal year ended December 31, 2010 were furnished on Form 20-F for the fiscal year ended December 31, 2011 on March 2, 2012. These interim condensed consolidated financial statements for the three month period ended March 31, 2012 included restated comparatives for the three month period ended March 31, 2011 as follows:

Recognition of a liability and corresponding reserve for the put option provided to our partner who holds a non-controlling interest in our Honduran operation.

Following reassessment of the accounting treatment of the put option provided to Millicom’s partner who holds a 33.3% non-controlling interest in our Honduran operation, Millicom determined that, as the put option could be exercised under certain change of control events which could be outside the control of Millicom, the option meets the criteria under IAS 32 for recognition as a liability and corresponding equity reserve. Therefore, Millicom has retroactively recorded a liability for the put option at July 1, 2010 of $737 million. As a result of the change in carrying value of the put option between July 1, 2010 and December 31, 2010, the liability amounted to $769 million, representing the redemption value of the option at December 31, 2010.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

3.  RESTATEMENT OF COMPARATIVE FINANCIAL INFORMATION (Continued)

Recognition of a loss on revaluation of the put option liability

Recognition in the period between December 31, 2010 and March 31, 2011 of non-operating income of $29 million, reflecting the change in value of the above mentioned put option liability.

Effects of Restatement

The following table sets forth the effects of the restatement on affected items within Millicom’s previously reported Consolidated Statements of Financial Position and Consolidated Income Statements. The adjustments necessary to correct the errors have no effect on reported assets or cash flows or guidance.

(in thousands of U.S. dollars, except per share data)		As of and for the Period
Consolidated Income Statements Data:		Ended March 31, 2011

Other non-operating income (expenses), net (including loss from associates)	As previously reported	15,421
	Adjustment	29,323
	As adjusted	44,744

Profit before taxes from continuing operations	As previously reported	281,414
	Adjustment	29,323
	As adjusted	310,737

Net profit for the period attributable to owners of the Company	As previously reported	230,137
	Adjustment	29,323
	As adjusted	259,460

Basic earnings per common share	As previously reported	$2.17
	Adjustment	$0.28
	As adjusted	$2.45

Diluted earnings per common share	As previously reported	$2.17
	Adjustment	$0.28
	As adjusted	$2.45

(in thousands of U.S. dollars)		As of
Consolidated Statements of Financial Position Data:		March 31, 2011

Accumulated profits brought forward as at December 31, 2010	As previously reported	2,786,587
	Adjustment	(31,956)
	As adjusted	2,754,631

Put option reserve	As previously reported	—
	Adjustment	(737,422)
	As adjusted	(737,422)

Total Equity	As previously reported	3,436,744
	Adjustment	(740,055)
	As adjusted	2,696,689

Total Current Liabilities	As previously reported	1,691,754
	Adjustment	740,055
	As adjusted	2,431,809

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

4.  ACQUISITION OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

2012

During the three months ended March 31, 2012 Millicom acquired minor investments in businesses for consideration of $13 million and its increase in ownership in Navega El Salvador from 55% to 100% was completed. As a result Millicom revalued its previously held 55% interest in Navega El Salvador recognizing a gain of $9 million. The fair value of the previously held interests was determined based on discounted cash flows.

2011

Millicom did not acquire any subsidiaries, joint ventures or non-controlling interests during the three months ended March 31, 2011. As at March 31, 2011, the agreement entered into on August 20, 2010 to increase Millicom’s ownership in Navega El Salvador from 55% to 100% remained subject to regulatory approval.

5.  DISPOSAL OF SUBSIDIARIES, JOINT VENTURES AND NON-CONTROLLING INTERESTS

2012

There were no disposals of subsidiaries, joint ventures or non-controlling interests during the three months ended March 31, 2012.

2011

During the three months ended March 31, 2011, Millicom completed the sale of its operation in Laos and reduced its ownership in Amnet Honduras from 100% to 66.7%.

Sale of Millicom’s operation in Laos

On September 16, 2009 Millicom announced that it signed an agreement for the sale of its 74.1% holding in Millicom Lao Co. Ltd., its Laos operation, to VimpelCom for approximately $65 million in total cash proceeds, payable on completion. The transaction valued the entire Laos operation at an enterprise value of approximately $102 million.

On March 9, 2011 Millicom completed the transaction and received proceeds (net of transaction costs and taxes) from the sale of $53 million, realizing a gain on sale of $37 million. From that date the Laos operation is no longer included in the consolidated financial statements of the Group.

Sale of 33.3% of Amnet Honduras

As part of the regional shareholding alignment agreement with its local partner in Honduras, on March 21, 2011, Millicom reduced its shareholding in Amnet Honduras from 100% to 66.7%, for proceeds of $16.5 million, realizing a gain on sale of $2.2 million, which is recorded in equity as gain on sale to non-controlling interests. Of the proceeds $1 million was received in March 2011, $4 million received in March 2012 while $4 million will be received in each of March 2013 and March 2014 and the remaining $3.5 million in March 2015.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

6.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE

Discontinued operations

There were no discontinued operations for the three month period ending March 31, 2012. Discontinued operations for the three months ended March 31, 2011 represented Millicom’s operation in Laos (see Note 5)

The results of discontinued operations for the three months ended March 31, 2012 and 2011 are presented below:

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	—	6,134
Operating expenses	—	(3,378)
Operating profit	—	2,756
Non-operating income (expenses), net	—	509
Profit before tax	—	3,265
Tax charge	—	(305)
Gain on disposal, net	—	36,505
Profit for the period attributable to equity holders	—	39,465

Assets held for sale

During 2009, 2010 and 2011 Millicom signed various sale and leaseback agreements with tower companies in Africa and South America whereby Millicom will sell the tower assets and will lease back a dedicated portion of each tower to locate its network equipment.

At March 31, 2012 Millicom had assets held for sale amounting to $60 million relating to its operations in Tanzania, DRC and Colombia (March 31, 2011: $66 million relating to Ghana, Tanzania and DRC) representing towers sold but yet to be transferred to tower companies in those countries.

The assets and directly associated liabilities (asset retirement obligations) of $9 million (March 31, 2011: $10 million) that are part of these sales but are not leased back by Millicom have been reclassified respectively as assets held for sale and liabilities directly associated with assets held for sale, as completion of their sale is highly probable. The part of the towers which are leased back are capitalized and classified under the caption “Property, plant & equipment, net” in the statement of financial position as at March 31, 2012.

Under the African agreements, Millicom received cash proceeds and a 40% equity stake in the tower companies. Under the Colombian deal Millicom received cash proceeds. Gains on sales of the towers represent the difference between the proceeds received and the net book value of the towers sold, as adjusted to eliminate Millicom’s equity stake in the tower companies. A portion of each gain, representing the space on the towers leased back, is deferred and recognised over the term of the leases.

The 40% stakes in the African tower companies are accounted for as investments in associates and were initially measured based on the fair values of the towers sold. The fair value of the towers was derived by using the estimated replacement cost of the towers adjusted by an amount for wear and tear taking into consideration the average age of the towers. The 40% stake in the Colombia tower company is accounted for as an investment in associate and initially measured at the cash invested in the tower company.

Millicom is leasing back a portion representing 40% of the African towers sold and 50% of the Colombian towers sold for periods of 12 years (with options to renew for four further periods of five years each). The portion of towers being leased back represents the dedicated part of each tower on which Millicom’s equipment is located and is derived from the average current technical capacity of the towers. This part of each of the towers is being accounted for as a finance lease. Rights to use the land on which the towers are located are accounted for as operating leases, and costs of services for the towers are treated as operating expenses.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

6.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Ghana

In January 2010, Millicom’s operation in Ghana signed a sale and lease-back agreement with Helios Towers Ghana, a direct subsidiary of Helios Towers Africa, for most of its tower assets. Under the agreement, Millicom Ghana sold the tower assets to Helios Towers Ghana for a total consideration of $30 million cash and a 40% stake in Helios Towers Ghana, and leased back a dedicated portion of each tower on which to locate its network equipment.

By March 31, 2012, the towers had been transferred.

Annual payments under the finance lease agreement amount to approximately $11 million per annum.

Tanzania

In December 2010, Millicom’s operation in Tanzania signed a sale and lease-back agreement with Helios Towers Tanzania, a direct subsidiary of Helios Towers Africa, for most of its tower assets. Under the agreement, Millicom Tanzania sold the tower assets to Helios Towers Tanzania for a total consideration of $81 million cash and a 40% stake in Helios Towers Tanzania, and will lease back a dedicated portion of each tower on which to locate its network equipment.

By March 31, 2012 approximately 77% of the towers had been transferred. The remaining towers are expected to be transferred in 2012. The net carrying value of the portion of the remaining towers classified as assets held for sale as at March 31, 2012 amounted to $19 million (March 31, 2011: $46 million).

The net gain realized for the three month period ended March 31, 2012 was $1 million.

Annual payments under the finance lease agreement depend on the timing of transfer of towers to Helios Towers Tanzania, but amount to approximately $10 million per annum once all towers are transferred.

The Democratic Republic of Congo (“DRC”)

In December 2010, Millicom’s operation in DRC signed a sale and lease-back agreement with Helios Towers DRC, a direct subsidiary of Helios Towers Africa, for most of its tower assets. Under the agreement, Millicom DRC has sold the towers to Helios Towers DRC for total consideration of $41.5 million cash and a 40% stake in Helios Towers DRC, and will lease back a dedicated portion of each tower on which to locate its network equipment.

By March 31, 2012 approximately 57% of the towers had been transferred. The remaining towers are expected to be transferred in 2012. The net carrying value of the portion of the remaining towers classified as assets held for sale as at March 31, 2012 amounted to $22 million (March 31, 2011: $50  million).

The net gain realized for the three month period ended March 31, 2012 was $1 million.

Annual payments under the finance lease agreement depend on the timing of transfer of towers to Helios Towers DRC, but amount to approximately $13 million per annum once all towers are transferred.

Colombia

In July 2011, Millicom’s operation in Colombia (Colombia Móvil) signed a sale and lease-back agreement with ATC Infraco S.A.S., (ATC Infraco) a subsidiary of American Towers International Inc, for most of its tower assets.

Under the agreement, Colombia Móvil has sold the towers to ATC Infraco for total consideration of $182 million cash and an option for Millicom to acquire in cash a 40% stake in the holding company that owns that subsidiary (ATC Colombia BV), and will lease back a dedicated portion of each tower on which to locate its network equipment.

By March 31, 2012 approximately 63% of the towers had been transferred. The remaining towers are expected to be transferred in 2012. The net carrying value of the portion of the remaining towers classified as assets held for sale as at March 31, 2012 amounted to $10 million.

The net gain realized for the three month period ended March 31, 2012 was nil.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

6.  DISCONTINUED OPERATIONS AND ASSETS HELD FOR SALE (Continued)

Annual payments under the finance lease agreement depend on the timing of transfer of towers to ATC Infraco S.A.S., but amount to approximately $19 million per annum once all towers are transferred.

The option to acquire a 40% interest in ATC Infraco (“ATC Infraco Option”) was exercised in December 2011 and Millicom has invested cash of $20 million in ATC Infraco. The amount of the investment is derived from the value of the tower assets that are transferred to ATC Infraco.

Through a Millicom subsidiary, Millicom also has an unconditional option to acquire a minority equity interest of up to 40% in ATC Sitios de Colombia S.A.S. (ATC Sitios), an already established tower subsidiary of American Towers International Inc. The option to acquire an interest of up to 40% in ATC Sitios may be exercised until December 21, 2012. The option price is the equivalent of the amount invested by American Tower in ATC Sitios as adjusted for any return on capital invested by American Tower. At March 31, 2012 the fair value of the option granted to Millicom is not significant.

Millicom has also provided Colombia Móvil’s other shareholders with separate unconditional options to acquire up to half of Millicom’s interest in ATC Infraco, and up to half of Millicom’s interest in ATC Sitios. The options expire on July 18, 2013. At March 31, 2012 the fair values of the options were not significant.

7.  JOINT VENTURES

The following amounts have been proportionally consolidated into the Group’s accounts from continuing operations representing the Group’s share of revenues, operating expenses and operating profit in the Group’s joint ventures. For the three months ended March 31, 2011, these amounts exclude Telefonica Celular S.A. de C.V. in Honduras which was fully consolidated from July 1, 2010.

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Revenues	166,731	160,989
Operating expenses	(98,424)	(81,249)
Operating profit	68,307	79,740

8.  SEGMENT INFORMATION

Management has determined the operating and reportable segments based on the reports that are used by the Chief Operating Decision Maker (“CODM”) to make strategic and operational decisions.

Management considers the Group from both a business and a geographic perspective. The Group operates in the business of communication, information, entertainment, mobile financial services and solutions, and provides these services through mobile telephony and cable (including broadband, television and fixed telephony). The Group’s risks and rates of return for its operations are affected predominantly by the fact that it operates in different geographical regions. The businesses are organized and managed according to the selected geographical regions, which represent the basis for evaluation of past performance and for making decisions about the future allocation of resources.

The Group has businesses in three regions: Central America, South America and Africa.

Management is progressively developing strategic and operational decision making from a business perspective and, in line with the gradual implementation of a new organizational structure will likely move toward reporting both geographical and business (category) segments.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

8.  SEGMENT INFORMATION (Continued)

The following tables present revenues, operating profit (loss) and other segment information for the three months ended March 31, 2012 and 2011:

Three months ended March 31, 2012	Central America	South America	Africa	Unallocated item	Total continuing operations	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	474,617	454,832	238,867	—	1,168,316	—	1,168,316
Operating profit (loss)	160,405	126,879	35,172	(27,026)	295,430	—	295,430
Add back:
Depreciation and amortization	78,871	59,210	57,720	210	196,011	—	196,011
Loss (gain) on disposal and impairment of property, plant and equipment	1,600	(21)	(3,250)	—	(1,671)	—	(1,671)
Corporate costs	—	—	—	26,816	26,816	—	26,816
Adjusted operating profit (loss)	240,876	186,068	89,642	—	516,586	—	516,586
Less additions to:
Property, plant and equipment	(51,143)	(59,425)	(39,133)	(854)	(150,555)	—	(150,555)
Intangible assets	(17)	(9,533)	(2,503)	(9,370)	(21,423)	—	(21,423)
Capital expenditure	(51,160)	(68,958)	(41,636)	(10,224)	(171,978)	—	(171,978)
Taxes paid	(22,957)	(12,317)	(2,192)	(242)	(37,708)
Changes in working capital	(17,335)	(24,970)	1,240	3,553	(37,512)
Other movements	(28,605)	51,229	18,504	(292)	40,836
Operating free cash flow (i)	120,819	131,052	65,558	(7,205)	310,224
Total Assets	3,881,787	2,072,880	1,657,749	1,273,977	8,886,393	(1,397,469)	7,488,924
Total Liabilities	1,692,217	1,575,278	1,744,146	896,336	5,907,977	(993,780)	4,914,197

Three months ended March 31, 2011	Central America	South America	Africa	Unallocated item	Total continuing operations	Discontinued operations (see note 5)	Inter- company elimination	Total
(Unaudited)	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000	US$ ‘000

Revenues	454,878	387,340	239,200	—	1,081,418	6,134	—	1,087,552
Operating profit (loss)	172,919	109,896	49,818	(22,003)	310,630	2,756	—	313,386
Add back:
Depreciation and amortization	72,784	54,420	50,322	205	177,731	1,539	—	179,270
Loss (gain) on disposal and impairment of property, plant and equipment	330	999	(2,232)	—	(903)	—	—	(903)
Corporate costs	—	—	—	21,798	21,798	—	—	21,798
Adjusted operating profit (loss)	246,033	165,315	97,908	—	509,256	4,295	—	513,551
Less additions to:
Property, plant and equipment	(26,090)	(27,252)	(30,089)	(239)	(83,670)	(20)	—	(83,690)
Intangible assets	—	(1,034)	(338)	(96)	(1,468)	—	—	(1,468)
Capital expenditure	(26,090)	(28,286)	(30,427)	(335)	(85,138)	(20)	—	(85,158)
Taxes paid	(30,442)	(12,340)	(2,580)	(10,672)	(56,034)
Changes in working capital	(100,443)	34,389	17,093	(17,965)	(66,926)
Other movements	(13,704)	(25,839)	(13,322)	752	(52,113)
Operating free cash flow (i)	75,354	133,239	68,672	(28,220)	249,045
Total Assets	3,645,318	1,450,647	1,598,389	999,241	7,693,595	—	(509,008)	7,184,587
Total Liabilities (as restated)(ii)	2,251,682	1,323,317	1,635,367	808,351	6,018,717	—	(1,530,819)	4,487,898

(i)                                  Only for the purpose of calculating segments’ operating free cash flows, where vendors of capital equipment provide financing, vendor financing is treated as a cash transaction.

(ii)                              Restatement — see note 3

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

8.  SEGMENT INFORMATION (Continued)

Revenues from continuing operations for the three months ended March 31, 2012 and 2011 analyzed by country is as follows:

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Colombia	201,291	174,744
Honduras	175,656	165,363
Guatemala	165,728	162,371
Paraguay	152,686	131,778
Other	472,955	447,162
Total	1,168,316	1,081,418

Intangible assets and property, plant and equipment as at March 31, 2012 and December 31, 2011 analyzed by country are as follows:

	As at March 31, 2012	As at December 31, 2011
	(Unaudited) US$ ‘000	US$ ‘000
Colombia	649,245	596,498
Honduras	1,623,598	1,669,030
Guatemala	400,536	392,349
Paraguay	269,516	255,577
El Salvador	441,691	437,879
Other	1,663,147	1,684,137
Total	5,047,733	5,035,470

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

9.  OTHER NON OPERATING (EXPENSES) INCOME, NET

The Group’s other non operating income (expenses), net comprised the following:

	Three months ended March 31, 2012	Three months ended March 31, 2011 (as restated)(i)
	(Unaudited) US$ ‘000	(Unaudited) US$ ‘000
Exchange gains, net	6,367	16,743
Change in carrying value of put option (see note 17)	(64,027)	29,323
Revaluation of previously held interest in Navega El Salvador (see note 4)	9,130	—
Loss from associates	(319)	(557)
Change in fair value of derivatives	(3,505)	(765)
Total	(52,354)	44,744

(i)                                  Restatement — see note 3

Exchange gains, net in the three months ended March 31, 2012 were mainly from the revaluation of local debt denominated in US$ into local currency. Millicom attempts to obtain local debt in local currency whenever possible and available to reduce volatility created by foreign exchange movements, but medium term financing in operating countries is either not always available or is very expensive. The change in fair value of derivatives corresponded to the mark-to-market value of financial instruments contracted in Colombia, where the local currency continued to strengthen against the US$ (see note 19).

10.  TAXES

Group taxes comprise income and other taxes of subsidiaries and joint ventures. As a Luxembourg commercial company, the Company is subject to all taxes applicable to a Luxembourg Société Anonyme. Due to tax losses brought forward, no taxes based on Luxembourg-only income have been computed for the three month periods ended March 31, 2012 and 2011.

The effective tax rate is impacted not only by statutory tax rates in Millicom’s operations, but also by taxes based on revenue, unrecognized current year tax losses, withholding taxes on transfers between operating and non-operating entities and non-taxable gains arising on revaluations of previously held interests. The effective tax rate is reducing as we see the benefit of our tax planning initiatives and the push down of debt to operating level. The rate is also lower due to two of our operations and the Company either reducing losses or reaching a positive tax base.

The Group manages its financing structure and cash flow requirements based on its overall strategy and objectives. The Company is in a position to control its sources of funds, including cash from foreign operating companies, internal and external financing as well as cash inflows from sale of operations. If funds at foreign operating subsidiary level are repatriated, where applicable, taxes on each type of repatriation and each country would need to be accrued and paid.

During 2011, tax credits from activation of the net deferred tax assets of our Colombia operation relating to expected utilization of tax loss carry-forwards and other temporary differences were recorded. At March 31, 2012 these net deferred tax assets amounted to $302 million (December 31, 2011: $283 million).

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

11.  EARNINGS PER COMMON SHARE

Earnings per common share (EPS) attributable to owners of the Company are comprised as follows:

	Three months ended March 31, 2012	Three months ended March 31, 2011 (As Restated)(i)
	(Unaudited)	(Unaudited)
Basic
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	94,606	220,760
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	—	38,700
Net profit attributable to owners of the Company used to determine the basic earnings per share (US$ ‘000)	94,606	259,460
Diluted
Net profit attributable to owners of the Company from continuing operations (US$ ‘000)	94,606	220,760
Net profit attributable to owners of the Company from discontinuing operations (US$ ‘000)	—	38,700
Net profit attributable to owners of the Company used to determine the diluted earnings per share (US$ ‘000)	94,606	259,460

Weighted average number of ordinary shares for basic earnings per share (‘000)	101,669	105,825
Potential incremental shares as a result of share options (‘000)	98	118
Weighted average number of ordinary shares adjusted for the effect of dilution (‘000)	101,767	105,943

Basic (US$)
- EPS from continuing operations attributable to owners of the Company	0.93	2.08
- EPS from discontinuing operations attributable to owners of the Company	—	0.37
- EPS for the period attributable to owners of the Company	0.93	2.45
Diluted (US$)
- EPS from continuing operations attributable to owners of the Company	0.93	2.08
- EPS from discontinuing operations attributable to owners of the Company	—	0.37
- EPS for the period attributable to owners of the Company	0.93	2.45

(i)                                  Restatement — see note 3

12.  INTANGIBLE ASSETS

During the three months ended March 31, 2012, excluding discontinued operations, Millicom acquired intangible assets of $21 million (March 31, 2011: $2 million). The charge for amortization of intangible assets for the three months ended March 31, 2012 was $37 million (March 31, 2011: $35 million).

13.  PROPERTY, PLANT AND EQUIPMENT

During the three months ended March 31, 2012, excluding discontinued operations, Millicom acquired property, plant and equipment with a cost of $151 million (March 31, 2011: $84 million). The charge for depreciation on property, plant and equipment for the three months ended March 31, 2012 was $159 million (March 31, 2011: $143 million).

The following table provides details of cash used for the purchase of property, plant and equipment:

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
Additions	150,555	83,670
Increase in suppliers advances	5,206	999
Decrease in payables for property, plant and equipment	30,656	57,093
Increase in vendor financing and finance leases	(4,571)	(4,069)
Cash used for the purchase of property, plant and equipment	181,846	137,693

During the three months ended March 31, 2012, Millicom disposed of property, plant and equipment (mainly towers under sale and leaseback deals — see note 6) and received $70 million (March 31, 2011: $6 million).

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

14.  INVESTMENTS IN ASSOCIATES

As at March 31, 2012 Millicom’s investment in associates amounted to $80 million (December 31, 2011: $63 million) representing 40% interests in Helios Towers Tanzania and Helios Towers DRC acquired during the 2011 and ATC Colombia B.V. acquired during 2011 and in the three months to March 31, 2012, and Helios Towers Ghana acquired during 2010 (see note 6).

15.  SHARE-BASED COMPENSATION

(a) Long-Term Incentive Plans

2009

Long term incentive awards for 2009 (“2009 LTIPs”) were approved by the Board on June 16, 2009. The 2009 LTIP’s consist of a deferred share awards plan and a performance shares plan.

Shares granted under the deferred plan are based on past performance and vested 16.5% on each of January 1, 2010 and January 1, 2011 and 67% on January 1, 2012.

Shares granted under the performance plan vest at the end of a three year period, 50% subject to a market condition that is based on the TSR of Millicom compared to the TSR of a peer group of companies during the three-year period of the plan, and 50% subject to a performance condition, based on EPS. A fair value per share subject to the market condition was determined and applied to the total potential number of shares under the plan and expensed over the vesting period.

In the three month period to March 31, 2012, 101,101 treasury shares were issued under the 2009 performance share plan and 89,519 treasury shares issued under the deferred share plan.

The total charge for the 2009 LTIPs of $12 million was recorded over the service period (2009 to 2011).

2010

Long term incentive awards for 2010 (“2010 LTIPs”) were approved by the Board on November 27, 2009. The 2010 LTIP’s consist of a deferred share awards plan and a performance shares plan, the mechanisms of which are the same as the 2009 LTIPs.

In the three month period to March 31, 2012, no shares were issued under the performance share plan and 23,248 treasury shares issued under the deferred share plan.

The total charge for the 2010 LTIPs estimated at $16 million, is being recorded over the service period (2010 to 2012).

2011

Long term incentive awards for 2011 (“2011 LTIPs”) were approved by Millicom’s Board of Directors on February 1, 2011. The 2011 LTIPs consist of a deferred share awards plan and a performance shares plan, the mechanisms of which are the same as the 2009 LTIPs.

Shares granted under the deferred share awards plan are based on past performance and vest 16.5% on each of January 1, 2012 and January 1, 2013 and 67% on January 1, 2014.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

15.  SHARE-BASED COMPENSATION (Continued)

Shares granted under the performance plan vest at the end of the three year period, subject to performance conditions, 50% based on Return on Invested Capital (ROIC) and 50% based on EPS. Prior to September 2011, the vesting conditions were 50% based on EPS and 50% on a market condition that was based on the ranking of the TSR of Millicom compared to the FTSE Global Telecoms Index adjusted to add three peer companies (“Adjusted Global Telecoms Index”). As this index was discontinued during 2011, the Compensation Committee approved the replacement of this condition with the ROIC condition.

In the three month period to March 31, 2012, no shares were issued under the 2011 performance share plan and 22,282 treasury shares issued under the deferred share plan.

The total charge for the 2011 LTIPs estimated at $21 million, is being recorded over the service period (2011 to 2013).

2012

Long term incentive awards for 2012 (“2012 LTIPs”) were approved by Millicom’s Board of Directors on January 27, 2012. The 2012 LTIP’s consist of a deferred share awards plan and a performance shares plan, the mechanisms of which are the same as the 2011 LTIPs.

Shares granted under the deferred share awards plan are based on past performance and vest 16.5% on each of January 1, 2013 and January 1, 2014 and 67% on January 1, 2015.

In the three month period to March 31, 2012, no shares were issued under either the performance share plan or the deferred share plan.

The total charge for the 2012 LTIPs estimated at $24 million, is being recorded over the service period (2012 to 2014).

(b) Total share-based compensation expense

Total share-based compensation for the three months ended March 31, 2012 and 2011 was as follows:

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ ‘000
2009 LTIPs	—	(425)
2010 LTIPs	1,056	1,989
2011 LTIPs	1,711	1,937
2012 LTIPs	2,338	—
Total share-based compensation expense	5,105	3,501

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

16.  DEBT AND OTHER FINANCING

Analysis of debt and other financing by maturity

The total amount of debt and other financing is repayable as follows:

	As at March 31, 2012	As at December 31, 2011
	(Unaudited)
	US$ ‘000	US$ ‘000
Due within:
One year	567,096	621,426
One-two years	295,491	313,515
Two-three years	350,727	326,051
Three-four years	335,893	291,433
Four-five years	296,367	244,734
After five years	632,690	641,119
Total debt	2,478,264	2,438,278

As at March 31, 2012, the Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued was $1,382 million (December 31, 2011: $1,384 million). The assets pledged by the Group for these debts and financings amount to $297 million (December 31, 2011: $383 million).

In the normal course of business, Millicom has issued guarantees to secure some of the obligations of some of its operations under bank and supplier financing agreements. The table below describes the outstanding and maximum exposure under the bank guarantees and the remaining terms of the guarantees as at March 31, 2012 and December 31, 2011. Amounts outstanding for supplier guarantees at March 31, 2012 were between 1 and 3 years for outstanding exposure of $14.0 million (maximum exposure $16.4 million). Amounts issued to cover bank guarantees are recorded in the consolidated statements of financial position under the caption “Debt and other financing”.

	Bank and other financing guarantees(i)
	As at March 31, 2012		As at December 31, 2011
	(unaudited)
Terms	Outstanding exposure	Maximum exposure	Outstanding exposure	Maximum exposure
	US$‘000	US$‘000	US$‘000	US$‘000
0-1 year	40,047	76,204	29,522	105,088
1-3 years	225,360	387,925	230,855	383,124
3-5 years	301,233	358,882	271,995	354,565
More than 5 years	189,441	225,210	186,065	225,210
Total (ii)	756,081	1,048,221	718,437	1,067,987

(i)                                  The guarantee ensures payment by the Group’s company guarantor of outstanding amounts of the underlying loans in the case of non-payment by the obligor.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

17. PUT OPTION RESERVE

On July 1, 2010, Millicom reached an agreement with its local partner in Honduras whereby Millicom’s local partner granted Millicom an unconditional call option for duration of five years for his 33% stake in the Honduran operation. At the same time, and as consideration for the call option, Millicom granted a put option for the same duration to its local partner. The put option can only be exercised in cases of a change of control of Millicom International Cellular S.A. or Millicom’s subsidiary that holds the shares in Celtel (except if the change of control is in favor of Investment AB Kinnevik, the current largest shareholder of Millicom, or management of Millicom).

A change of control event may occur at Millicom level which is beyond the control of Millicom. Such an event would enable our local partner to exercise his put option. Therefore, the put option is a financial liability as defined in IAS 32 and Millicom has recorded a current liability for the present value of the redemption price of the put option of $809 million at March 31, 2012 (March 31, 2011: $745 million).

The redemption price of the put option is based on a multiple of the EBITDA of the Honduran operation. The multiple is based on a change of control transaction multiple of Millicom. Management estimated the change of control transaction multiple of Millicom from a trading multiple of Millicom and adding a control premium (based upon comparable transactions from the industry).

The fair value of both the put option and the call option are considered to be immaterial at March 31, 2012 and December 31, 2011.

18.  NON-CASH INVESTING AND FINANCING ACTIVITIES

The following table gives details of non-cash investing and financing activities for continuing operations for the three months ended March 31, 2012 and 2011.

	Three months ended March 31, 2012	Three months ended March 31, 2011
	(Unaudited)	(Unaudited)
	US$ ‘000	US$ 000
Investing activities
Acquisition of shares in Helios Tower Tanzania and Helios Tower DRC	(6,393)	—
Disposal of property, plant and equipment	6,393	1,934
Acquisition of property, plant and equipment	(1,832)	(4,069)
Asset retirement obligations	(1,419)	(657)
Financing activities
Share-based compensation	5,105	3,501
Sale and lease back agreements (see note 6)	3,807	5,639
Vendor financing and other finance leases	1,832	4,069

19.  COMMITMENTS AND CONTINGENCIES

Operational environment

Millicom has operations in emerging markets, namely Latin America and Africa, where the regulatory, political, technological and economic environments are evolving. As a result, there are uncertainties that may affect future operations, the ability to conduct business, foreign exchange transactions and debt repayments and which may impact upon agreements with other parties. In the normal course of business, Millicom faces uncertainties regarding taxation, interconnect, license renewal and tariff arrangements, which can have a significant impact on the long-term economic viability of its operations.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

19.  COMMITMENTS AND CONTINGENCIES (Continued)

Litigation

The Company and its operations are contingently liable with respect to lawsuits and other matters that arise in the normal course of business. As at March 31, 2012, the total amount of claims against Millicom’s operations was $69 million, (December 31, 2011: $127 million), of which $1 million (December 31, 2011: $1 million) relate to joint ventures.

Included in the total claims above is a lawsuit which was filed against our subsidiary in Ghana (Millicom Ghana) by E-Talk Limited (E-Talk) in November 2011, alleging that Millicom Ghana terminated a July 2006 contract with insufficient notice. The total value of the claim is approximately $30 million, including various general damages, loss of expected revenues and punitive damages. The current status is that pre-trial talks with the plaintiff have been held with no resolution in the Commercial Court in Accra on 28 April 2012 and the Court has asked the parties to provide more information. Management considers this claim as opportunistic and without foundation, in so far as it was filed more than four years after the events on which the plaintiff bases its claim and takes the view that no provision should be made for this claim.

As at March 31, 2012, $10 million (December 31, 2011: $7 million) has been provided for these risks in the consolidated statements of financial position. Management is of the opinion that while it is impossible to ascertain the ultimate legal and financial liability with respect to these contingencies, the ultimate outcome is not anticipated to have a material effect on the Group’s financial position and operations.

In addition to the claims above, a claim has been filed with the Civil Chamber of Bogota in Colombia against the entire mobile operator industry of Colombia, including our subsidiary in Colombia, by a group of approximately twenty individuals. The claimants allege damages and losses suffered from third parties through illegal use of cellular phones in extortion attempts against the claimants, and are claiming a collective total of approximately $753 million from the mobile operators.  The case has been inactive, with the exception of a mandatory settlement conference held among the parties under the court’s supervision, which did not result in any settlement agreement. It is expected that the litigation will move towards an evidence-presentation phase. Management considers this claim to be entirely spurious and without foundation or substance. As a result, management is of the view that no provision should be made for this claim.

Sentel GSM S.A. (“Sentel”) license

The Sentel license to provide mobile telephony services in the Republic of Senegal has been challenged by the Senegalese authorities. As of today, Sentel continues to provide telephony services to its customers and effectively remains in control of the business. However, the government of the Republic of Senegal published on November 12, 2008 a decree from 2001 that purports to revoke Sentel’s license.

Sentel’s twenty year license was granted in 1998 by a prior administration, before the enactment in 2002 of the Senegal Telecommunications Act. Although the current Senegalese government has, since 2002, acknowledged the validity of the Sentel license, it has also requested that Sentel renegotiate the terms of the license. Sentel has indicated its willingness to negotiate only certain enhancements to the license and data services and the extension of the duration of the license.

On November 11, 2008 Millicom International Operations B.V. (MIO B.V.), a wholly owned Millicom subsidiary and Sentel instigated arbitration proceedings with the International Center for the Settlement of Investment Disputes (ICSID) against the Republic of Senegal under provisions of the Sentel license and international law. MIO B.V. and Sentel seek compensation for the purported expropriation of the Senegal license and monetary damages for breach of the license.

On the same day, the Republic of Senegal instigated court proceedings in the Republic of Senegal against Millicom and Sentel and sought court approval for the revocation of Sentel’s license and sought damages against Sentel and Millicom.

In July 2010, the ICSID panel ruled that it has jurisdiction over the claims brought by Sentel and MIO B.V., overruling the objections to ICSID’s jurisdiction made by the Republic of Senegal. On November 10, 2010, the Republic of Senegal withdrew its action against Sentel and Millicom in the court proceedings in Senegal. A hearing on the merits of the case was held in December 2011 and a final decision on the case is expected in 2012.

Due to the nature of the dispute, the status of the process for arbitration proceedings, a lack of qualitative information from which to assess possible outcomes, and a lack of financial information, significant uncertainties exist as to the financial impact (if any) of the dispute. The uncertainties are such that, at the date of filing of these consolidated financial statements, it is not practicable to include a reasonable and accurate assessment of the possible financial effect of this dispute.

Capital commitments

As at March 31, 2012, the Company and its subsidiaries and joint ventures have fixed commitments to purchase network equipment, land and buildings and other fixed assets from a number of suppliers for a value of $295 million (December 31, 2011: $370 million), of which $275 million (December 31, 2011: $348 million) are due within one year and $39 million (December 31, 2011: $46 million) relate to joint ventures.

Notes to the interim condensed consolidated financial statements	Millicom International
as at March 31, 2012 and for the three month period then ended	Cellular S.A.

19.  COMMITMENTS AND CONTINGENCIES (Continued)

In addition, Millicom is committed to supporting Colombia Móvil S.A., its operation in Colombia, through loans and warranties. The maximum commitment is $315 million and remains until the time the total support from Millicom equals the support from the founding shareholders of Colombia Móvil S.A.

Contingent assets

Due to the late delivery by suppliers of network equipment in various operations, Millicom is entitled to compensation. This compensation is in the form of discount vouchers on future purchases of network equipment. The amount of vouchers received but not recognized as they had not yet been used as at March 31, 2012 was $0.3 million (December 31, 2011: $0.2 million).

Dividends

The ability of the Company to make dividend payments is subject to, among other things, the terms of indebtedness, legal restrictions and the ability to repatriate funds from Millicom’s various operations. As at March 31, 2012, $123 million (December 31, 2011: $94 million) of Millicom’s retained profits represent statutory reserves and are undistributable to owners of the Company.

On February 8, 2012 Millicom announced that the Board will propose to the Annual General Meeting of the Shareholders a dividend distribution of $2.40 per share to be paid out of Millicom’s profits for the year ended December 31, 2011.

Foreign currency forward and swap contracts

As at March 31, 2012, the Group held foreign currency forward and swap contracts to sell Colombian Pesos in exchange for US$ for a total nominal amount of $84 million (December 31, 2011: $84 million) of which $41 million matures in July 2012 and the remaining in July 2013. Losses from the forward and swap contracts amounted to $4 million for the three month period to March 31, 2012 (March 31, 2011: $1 million) (see note 9).

Interest rate swap agreements

In October 2010 Millicom entered into separate interest rate swaps to hedge the interest rate risks on floating rate debts in Honduras and Costa Rica. The interest rate swap in Honduras was issued for a nominal amount of $30 million, with maturity in 2015, and in Costa Rica for a nominal amount of $105 million with maturity in 2017. The swaps were assessed as highly effective, thus qualified for cash flow hedge accounting, and, as a result, the effective portion of the fair value change of the swap was recorded against other comprehensive income.

In January 2010, Millicom entered into a $100 million interest rate swap with Royal Bank of Scotland, maturing in January 2013, to hedge the interest rate risk of the floating rate debt in three different countries (Tanzania, DRC and Ghana). The swap was assessed as highly effective, thus qualified for cash flow hedge accounting, and, as a result, the effective portion of the fair value change of the swap was recorded against other comprehensive income.

As at March 31, 2012 the fair values of these interest rate hedges amounted to liabilities of $1 million and the hedges were assessed as highly effective.

20.  SUBSEQUENT EVENTS

There were no events subsequent to March 31, 2012 that have a material impact on these interim condensed consolidated financial statements.

Item 2. MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The following discussion should be read in conjunction with and is qualified in its entirety by reference to Millicom’s unaudited interim condensed consolidated financial statements and the related notes thereto included elsewhere in this report.

Unless otherwise indicated, all financial data and discussions relating thereto in this discussion and analysis are based upon interim financial statements prepared in accordance with IAS 34.

Overview

Introduction

Millicom is an international company providing communications, information, entertainment, solutions and financial services in emerging markets using various combinations of mobile and fixed telephony, cable and broadband businesses in 15 countries in Central America, South America and Africa.

As at March 31, 2012, the Group had operations in 15 countries in emerging markets in Central America, South America, and Africa. Millicom operates its businesses in El Salvador, Guatemala, Honduras, Costa Rica and Nicaragua in Central America; in Bolivia, Colombia and Paraguay in South America; and in Chad, the Democratic Republic of Congo, Ghana, Mauritius, Rwanda, Senegal and Tanzania in Africa. Sale of Millicom’s mobile operation in Laos in Asia was completed in March 2011.

As at March 31, 2012, the countries where we had mobile operations had a combined population of approximately 270 million. This means that 270 million people are covered by our mobile licenses and could receive mobile services under the terms of our mobile licenses if our networks covered the entire population. Our total mobile customers reached 43.8 million as at March 31, 2012.

We believe there is opportunity for further growth in the markets because our services provide the means to communicate and to gain access to information and other services that benefit consumers in our markets. We believe that significant growth potential exists in value added services (“VAS”) and that the percentage of GDP spent on the services we offer will continue to grow in our markets. VAS accounts for more than 30% of our recurring revenues and continues to grow by approximately 30% year-on-year. Central America and to a lesser extent South America now have higher penetration levels and voice growth will be lower in the future than in the past.

We expect that over time our revenue mix will shift to a higher proportion of data, entertainment, solutions and mobile financial services as these are some of the fastest growing areas of consumer demand in our markets and we are investing further in developing, products and services, and supporting infrastructure in these categories. Currently we expect higher returns on invested capital on entertainment, solutions and mobile financial services as these categories are less capital intensive than communication services.

Operating Results

The discussion below focuses on the results from continuing operations.

Three months ended March 31, 2012 and 2011

The following table sets forth certain unaudited income statement items from continuing operations for the periods indicated.

			Impact on
	Three months ended		comparative results
	March 31,		for period
	2012	2011 (as restated)(i)	Amount of	Percent
	(Unaudited)	(Unaudited)	variation	change
	(in US$ ‘000, except percentages)

Revenues	1,168,316	1,081,418	86,898	8%
Cost of sales	(421,271)	(364,769)	(56,502)	15%
Sales and marketing	(210,727)	(194,360)	(16,367)	8%
General and administrative expenses	(224,150)	(193,582)	(30,568)	16%
Other operating expenses	(21,710)	(20,165)	(1,545)	8%
Other operating income	4,972	2,088	2,884	138%
Operating profit	295,430	310,630	(15,200)	-5%
Interest expense	(46,536)	(49,059)	2,523	-5%
Interest income	3,621	4,422	(801)	-18%
Other non operating income (expenses), net	(52,354)	44,744	(97,098)	-217%
Charge for taxes	(91,319)	(81,982)	(9,337)	11%
Profit for the period from continuing operations	108,842	228,755	(119,913)	-52%
Profit (loss) for the period from discontinued operations, net of tax	—	39,465	(39,465)	-100%
Non-controlling interests	(14,236)	(8,760)	(5,476)	63%
Net profit for the period attributable to owners of the Company	94,606	259,460	(164,854)	-64%

(i)                                  Restatement — see note 3 to the unaudited interim consolidated financial statements

We derive our revenues mainly from the provision of communication, entertainment, solutions and information services such as monthly subscription fees, airtime usage fees, roaming fees, interconnect fees, connection fees for subscription services, broadband internet, fixed line telephony, VOIP, data transmission, mobile money transfer and related financial services, cable television and other services and equipment sales.

In addition, innovation is a major focus of the Group as we seek to continue to grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  In the first three months of 2012 value added services were 30% of recurring revenues and grew by approximately 30% year-on-year. We expect innovation to continue to be an important driver of growth in the years ahead.

Total revenues increased by 8% for the three months ended March 31, 2012 to $1,168 million from $1,081 million for the three months ended March 31, 2011. The growth in revenue is partly impacted by growth in the number of customers, the number and type of services taken by our customers, and by foreign exchange movements. In local currency our year-on-year revenue growth for the three months ending March 31, 2012 was also 8%. The number of our mobile customers as at March 31, 2012 and 2011 was as follows:

Mobile customers	March 31, 2012	March 31, 2011	Growth
Central America	15,058,562	13,816,582	9%
South America	11,531,054	10,434,613	11%
Africa	17,208,542	15,512,178	11%
Total	43,798,158	39,763,373	10%

From March 31, 2011 to March 31, 2012, our worldwide total mobile customer base increased by 10% from 39.8 million to 43.8 million.

Capital expenditure over the last 12 months resulted in improvements in the quality of our networks and increased capacity and coverage which attracted additional customers. Strengthening of the distribution network also helped drive customer growth and make the products more accessible. We are further improving the volume and variety of products and services we provide to our customers, as well as the accessibility and availability of our products and services by using innovative distribution channels and techniques. Future revenue growth is increasingly dependent on our ability to obtain a larger proportion of our customers’ disposable income through providing additional VAS and data services and future capital expenditure will be directed towards achieving this goal. Future growth in quality customers is partly dependent on the level of capital expenditure invested in the business; on increased points of sale and on innovative and segmented product and service offerings, and continued focus on a competitive and added value proposition.

In Q1 2012, we invested $172 million in capex, a meaningful increase over the level of Q1 2011 as we focus on distributing our investments more evenly across quarters so that capex can also generate growth in the year in which it is invested.

We have continued to make progress with our asset productivity initiatives and have now completed the bulk of our previously announced tower sharing initiatives. In Q1 2012 we received $68 million in cash from the transfer of towers to the different tower companies in Tanzania, DRC and Colombia. We expect to receive $140 million in total in 2012 and a further $30 million in 2013.

In Central America, in the first three months of 2012, Millicom added 432 thousand net new customers, bringing the total at the end of the quarter to 15.1 million, up 9% year-on-year. We remain focused on attracting higher quality customers in these more penetrated markets. As at March 31, 2012 we had approximately 2 million Data Users across the region. Guatemala grew its customer base by 11% year-on-year while El Salvador and Honduras increased respectively by 9% and 6% year-on-year.

In South America, customers increased 11% year-on-year to reach 11.5 million at the end of March 2012. Bolivia and Colombia both recorded a 13% year-on-year increase in customer numbers respectively to 2.8 million and 5 million. In Paraguay we added 83 thousand new customers, resulting in a year-on year increase of 6%. By March 31, 2012 we had over 1.7 million Data Users across the region.

In Africa, customers increased by 11% year-on-year. Net new customers declined by 95 thousand in the first three months of 2012, bringing the total at the end of March to 17.2 million. Revenues continue to be impacted by market price reductions that were introduced in the second half of last year and we are yet to see full elasticity in the markets of Ghana, DRC and Senegal despite reduction in tariffs and introduction of flat tariffs in Ghana. Nevertheless, we increased our market share across the region. The best performing markets in terms of customer growth were Rwanda which grew by 107% year-on-year, Chad, which grew by 23%, and Tanzania, which grew by 18%. In DRC, the customer base increased by 7% year-on-year; in Senegal it decreased year-on-year by 2%.

We are prepared to invest to accelerate growth and strengthen our positions in the longer term. We value sustainable revenue growth over net customer additions and we are focusing on 3G data and VAS customers who, on average, produce a higher additional ARPU than 2G voice only customers as we believe this has a stronger correlation with future growth than customer numbers.

Revenues: Revenues for the three months ended March 31, 2012 and 2011 by operating segment were as follows:

Revenues	2012	2011	Growth
	(in US$ ‘000’)
Central America	474,617	454,878	4%
South America	454,832	387,340	17%
Africa	238,867	239,200	0%
Total	1,168,316	1,081,418	8%

Central America - Revenues for the three months ended March 31, 2012 were $475 million, up 4.3% year-on-year and reflecting an increase in net customer additions and strong growth in products and services in our solutions category. As at March 31, 2012 our cable and broadband business in Central America had approximately 800 thousand revenue generating units, up 17% year-on-year. Broadband customer growth continued to be strong.

In local currency revenues for Central America overall were increased by 5% year-on-year. Growth in our communications category was lower due to pricing pressure in El Salvador, though strong regional performances in the information and solutions categories contributed to the overall positive growth. As at March 31, 2012 we had approximately 2 million Data Users across the region.

South America - Revenues in South America for the three months ended March 31, 2012 amounted to $455 million, up 17% year-on-year as we accelerated growth in ARPU by almost 4% year-on-year, added 25% more customers than in the comparative period in 2011 and successfully up-sold and cross-sold VAS products and services to our existing customer base.

Revenue growth in local currency continued its trend of recent quarters increasing by between 10% and 25% in our three markets.  We now have over 1.7 million Data Users in South America and growth is partly attributable to our packaging and targeting bundled services to suit our customer segments. Our Data Users in South America now represent over 15% of our regional customer base.

Africa -   Revenues in Africa were almost flat year-on-year at $239 million. Growth in Tanzania and Rwanda continued to be very strong, despite increased competitor activity. ARPU for Africa in local currency was down 7% year-on-year. We are currently implementing various pricing initiatives in the markets experiencing negative growth. Results from operations in Africa were positively impacted by a 19% growth year-on-year in non-communication business.

Further revenue growth will likely come from all of our operations as we continue to implement our quadruple “A” (Affordability, Accessibility, Availability and Affinity) strategy. This strategy will continue to drive higher penetration in our markets, mainly in Africa, while growth will come from market share increases and VAS revenues.

As described above, innovation is a major focus of the Group as we grow revenues in maturing markets by developing additional products and services through which we can gain a greater share of customers’ disposable income.  We expect innovation to be an important driver of growth in the years ahead although may have a slightly dilutive impact on margins in the short term.

Cost of sales: Cost of sales increased by 15% for the three months ended March 31, 2012 to $421 million from $365 million for the three months ended March 31, 2011. The primary cost of sales incurred by us is in relation to the provision of telecommunication services relates to interconnection costs, roaming costs, leased lines to connect the switches and main base stations, and the depreciation of network equipment. The interconnection and roaming costs are directly related to revenues and increased as a result of the growth in revenues described above. The cost of leased lines increased as we continued to expand our networks and depreciation increased due to continuing capital expenditures on our networks and investment in new products and services.

Gross profit margin decreased from 66% for the three months ended March 31, 2011 to 64% for the three months ended March 31, 2012.Future gross margin percentages will be mostly affected by interconnect taxes and the mix of revenues generated from calls, VAS and data made exclusively within our networks and those between our networks and other networks. Calls made exclusively within our networks have a higher gross margin as we do not incur interconnect charges to access other networks. Gross margins on mobile financial services are lower than on communication products as we continue to incentivize the distribution network to reach critical scale.

Sales and marketing: Sales and marketing expenses increased by 8% for the three months ended March 31, 2012 to $211 million from $194 million for the three months ended March 31, 2011. Sales and marketing costs comprised mainly commissions to dealers for obtaining customers on our behalf and selling prepaid reloads, general advertising and promotion costs for Tigo, point of sales materials for the retail outlets, staff costs and subsidies. Handset subsidies increased further in the quarter as we continued our investment in data related services and expanding the number of our customers who have access to data and other value added services available only on 3G compatible handsets.  As a percentage of revenues, sales and marketing expenses remained stable for both the three months ended March 31, 2012 and March 31, 2011.

Future sales and marketing costs will be impacted by the expansion of the distribution network and launch of further innovative products and services which requires higher spending on awareness point of sales materials. The level of future sales and marketing spend will impact both revenues and operating profits. We expect to increase subsidies on 3G handsets and datacards as we are pleased with the results and returns so far and we see attractive opportunities in the future.

General and administrative expenses: General and administrative expenses increased by 16% for the three months ended March 31, 2012 to $224 million from $194 million for the three months ended March 31, 2011. This increase is mainly explained by expansion of networks, as well as products and services in our mobile operations. This has included an increase in staffing levels to accommodate Millicom’s growth and investment in category management. As a percentage of revenues, general and administrative expenses slightly increased from 18% for the three months ended March 31, 2011 to 19% for the three months ended March 31, 2012.

We continue to seek ways to further control our overall general and administrative cost base by identifying synergies to rationalize our support costs, such as sharing information, human resources, best practices and technologies amongst the operating companies. We also look to centralize negotiations of our financings and of our supply contracts for network equipment and handsets.

The tower sale and leaseback projects in Ghana, Tanzania, DRC and Colombia are substantially complete, improving both our capital and operating efficiency by focusing on our core activities. Millicom is exploring similar opportunities in other countries where we operate, and the potential sharing of active infrastructure such as networks and spectrum for 4G and we believe that such projects would result in additional efficiencies. These transactions not only result in cash flow improvement but also increase operating margins as they offer the benefit of sharing assets and therefore reducing costs in the countries where they took place.

Other operating expenses: Other operating expenses increased by 8% for the three months ended March 31, 2012 to $22 million. The costs related to the corporate staff and other group support functions increased, and the necessity to oversee and support the growth in the operating companies contributed to the increase in other operating expenses from the three months ended March 31, 2011.

Operating profit:  Operating profit for the three months ended March 31, 2012 and 2011 by operating segment was as follows:

Operating profit	2012	2011	Growth
	(in US$ ‘000’)
Central America	160,405	172,919	(7)%
South America	126,879	109,896	15%
Africa	35,172	49,818	(29)%
Unallocated	(27,026)	(22,003)	23%
Total	295,430	310,630	(5)%

Operating profit margin	2012	2011	Change in% points
Central America	34%	38%	(4)
South America	28%	28%	0
Africa	15%	21%	(6)
Total	25%	29%	(4)

The operating margin in Central America declined to 34% of revenues as we increased subsidies to support data growth as well as pricing pressure in El Salvador. In South America, we were able to stabilize our operating margins at 28%. In Africa, the operating margin of the African segment declined from 21% for the three months ended March 31, 2011 to 15% for the three months ended March 31, 2012 mainly as a result of pricing pressures in certain markets.

In the future, Millicom’s operating profitability will depend on the ability to continue growing revenues while maintaining control of costs and capital expenditures. Additional regulatory taxes and tariffs may also impact negatively our profits.

Interest expense: Interest expense for the three months ended March 31, 2012 amounted to $47 million, a decrease of 5% from the three months ended March 31, 2011. This decrease was mainly due to refinancing initiatives and overall reduction of interest rates in the first three months of 2012 compared to the same period last year.

Interest income: Interest income for the three months ended March 31, 2012 remained flat at $4 million compared to the three months ended March 31, 2011.

Other non operating income (expenses), net: Other non operating expenses, net for the three months ended March 31, 2012 amounted to $52 million, compared to non operating income, net of $45 million for the three months ended March 31, 2011. The net expense for the three months ended March 31, 2012 includes the non-cash expense of $64 million for the change in value of the put option granted to our partner in Honduras, a negative fair value adjustment of $4 million on derivative instruments in our operation in Colombia, and losses from associates, and is offset by a gain on revaluation of our previously held interest in Navega El Salvador of $9 million, and exchange gains of $6 million. The amount for the three months ended March 31, 2011 comprised a non-cash financial income of $29 million for the change in value of the put option granted to our partner in Honduras, net exchange gains of $17, a negative fair value adjustment of $1 million on derivative instruments in our operation in Colombia million and losses from associates.

Charge for taxes: The net tax charge for the three months ended March 31, 2012 increased to $91 million from $82 million for the three months ended March 31, 2011. This included $6 million related to utilization of deferred tax assets recorded in our Colombian operation in 2011, withholding tax on a higher level of dividends paid, as well as increases in statutory tax rates in certain countries. The effective tax rate increased from 29% for the three months ended March 31, 2011 to 31% for the three months ended March 31, 2012.

In the future, as the business of the operating companies grows, management fees and brand fees charged by Millicom to the operating companies are expected to increase. In addition, as the Group’s profit before tax increases, it will further reduce the impact of the net corporate expenses and interest on the Group’s effective tax rate.

The Group effective tax rate was also impacted by Guatemala which is taxed on revenues rather than profit before tax. Such situations could change and these operating companies could be taxed on profits before tax in future years. This would impact the effective tax rate.

Net profit for the period attributable to owners of the Company: The net profit for the three months ended March 31, 2012 was $95 million compared to a net profit of $259 million for the three months ended March 31, 2011. The change is largely the non-cash impact of the change in value of the put option liability related to our Honduran operation (a loss of $64 million in Q1 2012 compared with a gain of $29 million in Q1 2011). Profit from continuing operations decreased to $109 million for the three months ended March 31, 2012 from $229 million for the three months ended March 31, 2011. The profit from discontinued operations for the three months ended March 31, 2012 was nil compared to a profit of $39 million for the same period last year, reflecting the $37 million gain on sale of our Laos operation.

Effect of exchange rate fluctuations

Exchange rates for currencies of the countries in which our companies operate fluctuate in relation to the US$ reporting currency and such fluctuations may have a material effect on our earnings, assets or cash flows when translating local currency into US$. For each subsidiary or joint-venture that reports its results in a currency other than the US$, a decrease in the value of that currency against the US$ reduces our profits while also reducing our assets, our liabilities, as well as our future dividends. To the extent that our operations retain earnings or distribute dividends in local currencies, the amount of US$ we receive is affected by fluctuations of exchange rates for such currencies against the US$. In addition, exchange rates are impacting Millicom’s earnings and cash flows due to US$ denominated debt held at local operational level where local currency borrowing facilities are either not available or not available under commercially acceptable terms. We generally do not hedge our foreign currency exposures since there are few available instruments in the countries where we operate. In the three months ended March 31, 2012, we had a net exchange gain of $6 million.

Liquidity and capital resources

Cash upstreaming

We continued to upstream surplus cash to the Company from the operations. For the three months ended March 31, 2012, we upstreamed $258 million from 6 of the 15 countries in which we operate, compared with $305 million during the comparative period in 2011. This upstreamed cash will be used to finance dividend distributions and the share buy-back program and for further investment.

Cash flows

For the three months ended March 31, 2012, cash provided by operating activities was $376 million, compared to $328 million for the three months ended March 31, 2011. The increase is mainly the result of cost controls and revenue growth through favorable product mix offered to an increased base of customers.

Cash used by investing activities was $124 million for the three months ended March 31, 2012, compared to $142 million for the three months ended March 31, 2011. In the three months ended March 31, 2012, Millicom used cash to purchase $182 million of property, plant and equipment compared to $138 million for the same period in 2011 and received $70 million from sale of property, plant and equipment in Q1 2012, including $68 million from tower sale and leaseback transactions.

Net cash of $22 million was used for financing activities for the three months ended March 31, 2012, compared to a use of cash of $45 million for the same period in 2011. In the three months ended March 31, 2012, Millicom repaid debt of $187 million while raising funds of $166 million through new financing.

The net cash inflow for the three months ended March 31, 2012 was $235 million compared to an inflow of $197 million for the three months ended March 31, 2011. Millicom had closing cash and cash equivalents balances of $1,117 million as at March 31, 2012 compared to $1,221 million as at March 31, 2011.

Capital additions

Our additions to property, plant and equipment and intangible assets for our continuing operations split by operating segment were as follows during the periods indicated:

	For the three months ended March 31,
	2012	2011
	(unaudited)	(unaudited)
	(in US$ ‘000)
Central America	51,160	26,090
South America	68,958	28,286
Africa	41,636	30,427
Unallocated	10,224	335
Total	171,978	85,138

The main capital expenditures related to the expansion of areas covered quality and capacity of existing networks.

Corporate and other debt and financing

As at March 31, 2012 we had total consolidated outstanding debt and other financing of $2,478 million (December 31, 2011: $2,438 million). The Group’s share of total debt and financing secured by either pledged assets, pledged deposits issued to cover letters of credit or guarantees issued by the Company was $1,382 million (December 31, 2011: $1,384 million).

Commitments

As at March 31, 2012, we had commitments with a number of suppliers to purchase network equipment, land and buildings and other fixed assets of $295 million (December 31, 2011: $370 million) of which $275 million (December 31, 2011: $348 million) are due within one year.

Guarantees

As at March 31, 2012, outstanding guarantees amounted to $756 million (December 31, 2011: $718 million).

Subsequent events

There were no events subsequent to March 31, 2012 that have a material impact on these interim condensed consolidated financial statements.